Form 10-K, Exhibit 13
period 1996-12-31
INFOSEEK CORP
filed 1997-03-31
CIK 920729

SUMMARY FINANCIAL DATA

                                                                                       Period from
                                                                                     August 30, 1993
                                                                                       (inception)
(In thousands, except per share data)                Years Ended December 31,        to December 31,
----------------------------------------------------------------------------------------------------
                                                 1996           1995           1994          1993
SUMMARY STATEMENTS OF OPERATIONS DATA
Total revenues                                $ 15,095         $ 1,032         $   --         $  --
Cost of revenues                                 3,194             614             --            --
                                              -----------------------------------------------------
Gross profit                                    11,901             418             --            --
Operating expenses:
  Research and development                       4,550           1,175          1,063             8
  Sales and marketing                           20,455           1,488             97            --
  General and administrative                     4,177           1,148            360            19
                                              -----------------------------------------------------
    Total operating expenses                    29,182           3,811          1,520            27
                                              -----------------------------------------------------
Operating loss                                 (17,281)         (3,393)        (1,520)          (27)
Interest income, net                             1,343              97             10            --
                                              -----------------------------------------------------
Net loss                                      $(15,938)        $(3,296)       $(1,510)        $ (27)
                                              =====================================================
Net loss per share (Pro forma in 1995)        $  (0.73)        $ (0.13)
                                              ========================
Shares used in computing net loss per share
  (Pro forma in 1995)                           21,737          25,863
                                              ========================



                                                              December 31,
                                                 --------------------------------------------
(In thousands)                                     1996          1995        1994       1993
---------------------------------------------------------------------------------------------
SUMMARY BALANCE SHEETS DATA
Cash, cash equivalents and short-term
  investments                                    $ 46,653      $ 1,626       $ 568     $  177
Working capital (deficit)                          41,997           93         458        (99)
Total assets                                       58,332        5,123         859        318
Long-term obligations                               1,892          838         210         --
Total shareholders' equity                         48,985        2,142         520         27
                                                 ============================================


2 INFOSEEK CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Discussion and Analysis contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1993, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Actual results and the timing of certain events could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth in "Risk Factors That May Affect Future Results" and other factors discussed elsewhere in this Report.

The following table sets forth items from Infoseek's Statements of Operations (in thousands):

                                        Years Ended December 31
                              -------------------------------------
                                1996           1995            1994
                              -------------------------------------
Revenues
  Advertising                 $ 14,951       $  849         $    --
  Subscription                     144          183              --
                              -------------------------------------
Total revenues                  15,095        1,032              --
Cost of revenues                 3,194          614              --
                              -------------------------------------
Gross profit                    11,901          418              --
Operating expenses
  Research and development       4,550        1,175           1,063
  Sales and marketing           20,455        1,488              97
  General and administrative     4,177        1,148             360
                              -------------------------------------
Total operating expenses        29,182        3,811           1,520
                              -------------------------------------
Operating loss                 (17,281)      (3,393)         (1,520)
Interest income, net             1,343           97              10
                              -------------------------------------
Net loss                      $(15,938)     $(3,296)        $(1,510)
                              =====================================


RESULTS OF OPERATIONS

From inception through the first quarter of 1995, the Company's operations were limited and consisted primarily of start-up activities. Accordingly, the Company believes that year-to-year comparisons of 1994 to 1995 are not meaningful and therefore has not included such comparisons in the following discussion.

Total Revenues -- For the years ended December 31, 1996 and 1995, total revenues were $15,095,000 and $1,032,000, respectively.


During 1996 and 1995, the Company derived its revenues substantially from the sale of advertisements on its Web pages. Advertising revenues in 1996 and 1995 were $14,951,000 and $849,000, respectively, representing 99% and 82% of total revenues in such periods. The growth in revenues is attributable to the increased use of the Internet for information publication, distribution and commerce coupled with the development and acceptance of the Internet as an advertising medium. The Company expects to continue to derive substantially all of its revenues for the foreseeable future from selling advertising space on its Web sites. Advertising revenues are derived principally from short-term advertising contracts in which the Company guarantees a minimum number of impressions (displays of an advertisement to the user) for a fixed fee. Advertising revenues are recognized ratably over the term of the contract during which services are provided and are stated net of customer discounts.

In March 1996, the Company and NYNEX Information Technologies Company ("NYNEX") entered into a one-year agreement, which provides for the Company's display of the BigYellow logo within Ultraseek. According to the terms of the agreement, NYNEX agreed to pay to the Company up to an aggregate of $4,600,000, in monthly payments, which amount will be decreased proportionately if the number of impressions of the BigYellow logo is below a specified number. NYNEX could extend the term of the agreement for addi-


                                                        INFOSEEK CORPORATION  3

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

tional one-year periods, with the fee to be determined based upon Infoseek's then current advertising rate structure. In addition, NYNEX had the right to cancel or renegotiate the agreement based upon certain relative traffic volumes on the BigYellow and Infoseek Guide sites. In February of 1997, the Company has signed an amendment with NYNEX extending the term of the original agreement through June 1998 in exchange for an additional $1,400,000 for a total of $6,000,000, in monthly payments, subject to substantially the same terms and conditions as the original agreement, except for elimination of certain exclusivity and reimbursement provisions. The Company recognized revenue of $1,882,000 in connection with this amended agreement during the year ended December 31, 1996. There can be no assurance that the NYNEX arrangement will prove to be mutually beneficial or that it will be continued after the extended term. See Note 11 and 12 of Notes to Financial Statements.

Also included in advertising revenues is the exchange by the Company of advertising space on the Company's Web sites for reciprocal advertising space in other media publications or other Web sites or receipt of applicable goods and services. Revenues from these exchange transactions are recorded as advertising revenues at the estimated fair value of the goods and services received and are recognized when both the Company's advertisements and reciprocal advertisements are run or applicable goods or services are received. Although such revenues have been insignificant to date, the Company believes these exchange transactions are of value, particularly in the marketing of the Infoseek brand, and expects to continue to engage in these transactions in the future.

The balance of total revenues during these periods was derived from subscription fees for a premium service offered to business and professional users. Revenues from this service are recognized over the period the service is provided and have been insignificant to date. During the third quarter of 1996, the Company discontinued this service.

The Company's current business model to generate revenues through the sale of advertising on the Internet may be unsustainable. There can be no assurance that current advertisers will continue to purchase advertising space and services from the Company or that the Company will be able to successfully attract additional advertisers.

Cost of Revenues -- For the years ended December 31, 1996 and 1995, cost of revenues were $3,194,000 and $614,000, respectively. Cost of revenues consist primarily of expenses associated with the enhancement, maintenance and support of the Company's Web sites, including telecommunications costs and equipment depreciation. Cost of revenues also includes, for all periods presented, expenses associated with the licensing of certain third-party technologies, consisting primarily of amortization of the fee for the search engine technology licensed from Applied Computing Systems Institute of Massachusetts, Inc. ("ACSIOM"), as well as ongoing royalties based on usage of the product. The initial license fee was amortized at a rate of $37,000 per quarter, commencing with the first quarter of 1995 and ending in the second quarter of 1996. Royalty fees to ACSIOM were paid commencing in the first quarter of 1995 and will continue as long as the Company utilizes the technology. With the introduction of Ultraseek royalty fees to ACSIOM will be insignificant in future periods. Cost of revenues increased in 1996 and 1995 as the Company added additional equipment and personnel to support its Web sites and as royalties due upon usage of the product increased as revenues increased. The Company expects its cost of revenues will continue to increase in absolute dollars and possibly as a percentage of revenues as it upgrades equipment and maintenance and support personnel, adds content partners to meet the growing demands for Web services and as sales through the recently introduced Infoseek Network, which is expected to generate advertising revenues that typically would carry lower margins than those associated with advertising sold on the Company's own Web site, grow.

Operating Expenses -- The Company's operating expenses have increased in each quarter during 1996 and 1995 as the Company has transitioned from the product development stage to the marketing of its services and products and expansion of its business. The Company expects operating expenses to continue to increase in dollar amount in the future as the Company continues to expand its business.


INFOSEEK CORPORATION 4

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


The Company recorded aggregate deferred compensation of $5,226,000 in connection with certain stock options granted during 1996 and 1995. For the years ended December 31, 1996 and 1995, the Company amortized $1,346,000 and $44,000, respectively, related to stock options. The amortization of such deferred compensation is being charged to operations over the vesting periods of the options, which are typically four years. As a result, the amortization of this deferred compensation will continue to have an adverse effect on the Company's results of operations. See Note 7 of Notes to Financial Statements.

Research and Development -- For the years ended December 31, 1996 and 1995, research and development expenses were $4,550,000 and $1,175,000, respectively. Research and development expenses consist principally of personnel costs, consulting and equipment depreciation. Costs related to research, design and development of products and services have been charged to research and development expense as incurred. See Note 1 of Notes to Financial Statements.

The increase in research and development expenses for 1996 over 1995 were primarily the result of continued product enhancements of the Infoseek Guide product and the development of the Company's next generation search engine, Ultraseek, which was released in November 1996. The Company believes that a significant level of product development expenses is required to remain competitive. Accordingly, the Company anticipates that it will continue to devote substantial resources to product development and that these costs are expected to continue to increase in dollar amount in future periods.

Sales and Marketing -- For the years ended December 31, 1996 and 1995, sales and marketing expenses were $20,455,000 and $1,488,000, respectively. Sales and marketing expenses consist primarily of compensation of sales and marketing personnel, advertising and promotional expenses.

Sales and marketing expenses for the year ended December 31, 1996 included payments made to Netscape Communications Corporation ("Netscape") pursuant to an arrangement for the listing of the Company's product on the Netscape Web page. This agreement with Netscape provides for payments of up to an aggregate of $5,000,000 over the course of the one year term of the agreement. During the year ended December 31, 1996, the Company recognized $3,750,000 of the $5,000,000 payment to Netscape as expense. The remaining $1,250,000 will be expensed in the first quarter of 1997. In March 1997, Infoseek renewed its agreement with Netscape under terms which extend the current contract through April 1997 and thereafter provides for Infoseek to be one of five premier providers displayed on Netscape's Web page for the period of May 1, 1997 through April 30, 1998. Infoseek's agreement with Netscape provides for payments of up to an aggregate of $12,500,000 to Netscape over the term of the agreement. See Notes 5 and 12 of Notes to Financial Statements.

In addition, the increase in sales and marketing expenses for the year ended 1996 over 1995 was also the result of hiring additional sales and marketing personnel and an increase in promotional and advertising activity. The Company expects to increase promotional and advertising expenses and anticipates hiring additional sales representatives in 1997 and future periods. As a result, these costs are expected to continue to increase.

General and Administrative -- For the years ended December 31, 1996 and 1995, general and administrative expenses were $4,177,000 and $1,148,000, respectively. General and administrative expenses consist primarily of compensation of administrative and executive personnel facility costs and fees for professional services.

The increase in general and administrative expenses for the year ended 1996 over 1995 was the result of hiring additional administrative and executive staff and adding infrastructure to manage the expansion of the business. The Company anticipates that its general and administrative expenses will continue to increase in dollar amount as the Company continues to expand its administrative and executive staff, relocates its corporate headquarters to larger facilities in the first half of 1997, adds infrastructure and incurs additional costs related to being a public company, such as expenses related to directors' and officers' insurance, investor relations programs and increased professional fees.


                                                          INFOSEEK CORPORATION 5

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS



Income Taxes -- Due to the Company's loss position, there was no provision for income taxes for any of the periods presented. At December 31, 1996, the Company had federal and state net operating loss carry forwards of approximately $20.2 million and $7.1 million, respectively. The federal net operating loss carry forwards will expire beginning in 2009 through 2011, if not utilized, and the state net operating loss carry forwards will expire in the years 1999 through 2001. Certain future changes in the share ownership of the Company, as defined in the Tax Reform Act of 1986 and similar state provisions, may restrict the utilization of carry forwards. A valuation allowance has been recorded for the entire deferred tax asset as a result of uncertainties regarding the realization of the asset due to the lack of earnings history of the Company. See Note 9 of Notes to Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

From inception through May 1996, the Company financed its operations and met its capital expenditure requirements primarily through the issuance of equity, convertible debt securities and equipment term loans. In June 1996, the Company completed its initial public offering and received proceeds from the offering of $43,485,000 net of underwriting discounts, commissions and other offering costs. Concurrent with the closing of the initial public offering, all outstanding shares of its redeemable convertible preferred and convertible preferred stock were automatically converted into shares of common stock.

For 1996 and 1995, operating activities used cash of $10,083,000 and $1,468,000, respectively. The net cash used during these periods was primarily due to net losses and increases in accounts receivable and other current assets, partially offset by increases in accounts payable and accrued liabilities. For the 1996 and 1995, investing activities used net cash of $49,827,000 and $3,326,000, respectively, primarily associated with the purchase of net short-term investments as well as the purchase of property and equipment. Financing activities generated cash of $62,567,000 and $5,355,000 in 1996 and 1995, respectively, primarily from preferred stock sales, the initial public offering in June 1996 and equipment loans.

The Company has commitments for its facilities under operating lease agreements (see Notes 5 and 12 of Notes to Financial Statements) and expects to continue to incur significant capital expenditures to support expansion of the Company's business. Furthermore, from time to time the Company expects to evaluate the acquisition of products, businesses and technologies that complement the Company's business. The Company does not, however, currently have any understandings, commitments or agreements with respect to any such acquisitions.

The Company had $46,653,000 in cash, cash equivalents and short-term investments at December 31, 1996. In March 1997, the Company entered into a four year, $5,000,000 equipment term loan facility. The Company believes that its existing funds will satisfy the Company's anticipated working capital and other cash requirements through at least the next 12 months. The estimate of the period for which the Company expects its available funds to be sufficient to meet its capital requirements is a forward-looking statement that involves risks and uncertainties. There can be no assurance that the Company will be able to meet its working capital and other cash requirements for this period as a result of a number of factors including but not limited to those described below under the caption "Risk Factors That May Affect Future Results -- Future Capital Needs; Uncertainty of Additional Financing." Thereafter, the Company may need to raise additional funds. The Company may need to raise additional funds sooner, however, in order to fund more rapid expansion, to develop new or enhance existing services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company's ability to fund expansion, take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures would be significantly limited. Such limitation could have a material adverse effect on the Company's business, results of operations and financial condition.


6 INFOSEEK CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RISK FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other information contained in this Report, the following risk factors should be considered.

Limited Operating History; Anticipation of Continued Losses -- The Company has a limited operating history, which makes it difficult to manage future operations or predict future operating results. The Company was formed in August 1993 and did not commence generating revenues until January 1995. The Company has incurred significant net losses since inception and expects to continue to incur significant losses on a quarterly and annual basis for the foreseeable future. As of December 31, 1996, the Company had an accumulated deficit of $20,771,000. The Company and its prospects must be considered in light of the risks, costs and difficulties frequently encountered by companies in their early stage of development, particularly companies in the new and rapidly evolving Internet market. The Company has achieved only limited revenues to date, and its ability to generate significant revenues is subject to substantial uncertainty. There can be no assurance that the Company will be able to address any of these challenges or will be able to sustain revenue growth or achieve profitability. Moreover, in 1996 the Company significantly increased its operating expenses to substantially increase its sales and marketing operation, develop new distribution channels, broaden its customer support capabilities and fund greater levels of research and development. Further increases in operating expenses are planned in 1997. To the extent that any such expenses are not subsequently and timely followed by increased revenues, the Company's business, results of operations and financial condition would be materially adversely affected.

Potential Fluctuations in Future Results -- As a result of the Company's limited operating history as well as the very recent emergence of the Internet market addressed by the Company, the Company has neither internal nor industry-based historical financial data for any significant period of time upon which to base planned operating expenses. The Company expects that its results of operations may also fluctuate significantly in the future as a result of a variety of factors, including: the continued rate of growth, usage and acceptance of the Internet; the rate of acceptance of the Internet as an advertising medium; demand for the Company's products and services; the advertising budgeting cycles of individual advertisers; the introduction and acceptance of new or enhanced products or services by the Company or by its competitors; the Company's ability to anticipate and effectively adapt to a developing market and to rapidly changing technologies; the Company's ability to attract, retain and motivate qualified personnel; initiation, renewal or expiration of significant contracts with NYNEX, Netscape or others; pricing changes by the Company or its competitors; specific economic conditions in the Internet market; general economic conditions and other factors. In addition, the Infoseek Network, which was recently introduced by the Company, is expected to generate advertising revenues that would typically carry lower gross profit margins than those associated with advertising sold on the Company's own Web site. As a result the Company expects that its gross margins may decline somewhat to the extent that Network sales become material in amount. Substantially all of the Company's revenues have been generated from the sale of advertising, and the Company expects revenue for the foreseeable future to continue to be derived substantially from advertising sales. Moreover, most of the Company's contracts with advertising customers have terms of three months or less, with options to cancel at any time. Accordingly, future sales and operating results are difficult to forecast. The Company's expense levels are based in part on its expectations as to future revenues and to a significant extent are relatively fixed, at least in the short term. The Company may not be able to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in relation to the Company's expectations would have an immediate adverse impact on the Company's business, results of operations and financial condition. In addition, the Company may elect from time to time to make certain pricing, service or marketing decisions or acquisitions that could have a short-term material adverse effect on the Company's business, results of operations and financial condition and may not generate the long-term benefits intended. Due to all of the foregoing factors, it is likely that in some future period, the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's Common Stock would likely be materially adversely affected.

The Company's revenues are also dependent on it's relationship with NYNEX. In March 1996, the Company and NYNEX entered into a one year agreement, which provides for the Company's display of the BigYellow logo within Ultraseek. According to the terms of the agreement, NYNEX agreed to pay to the Company up to an aggregate of $4,600,000, in monthly payments, which amount will be decreased proportionately if the number of impressions of the BigYellow logo is below a specified number. NYNEX could extend the term of the agreement for additional one year periods, with the fee to be determined based upon Infoseek's then current advertising rate structure. In addition, NYNEX had the right to cancel or renegotiate the agreement based upon certain relative traffic volumes on the BigYellow and Infoseek Guide sites. In February 1997, the Company and Nynex amended this agreement to extend its term to June 1998 in exchange for a total of $6,000,000, in monthly payments ($2,500,000 of which was previously paid under the terms of the original agreement) subject to substantially the same terms and conditions as the original agreement, except for elimination of certain exclusivity and reimbursement provisions. There can be no assurance that the NYNEX arrangement will prove to be mutually beneficial or that it will be continued after its amended term.



                                                         INFOSEEK CORPORATION 7

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Developing Market; Unproven Acceptance of Internet Advertising and of the Company's Products and Services -- The market for the Company's products and services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants with products and services for use on the Internet. The Company's future success is highly dependent upon the increased use of the Internet for information publication, distribution and commerce. In particular, because the Company expects to derive substantially all of its revenues in the foreseeable future from sales of Internet advertising, the future success of the Company is highly dependent on the development of the Internet as an advertising medium. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if the Company's products and services do not achieve or sustain acceptance by the Internet users or advertisers, the Company's business, results of operations and financial condition will be materially adversely affected.

Reliance on Advertising Revenues -- The Company has derived substantially all of its revenues to date from the sale of advertisements and expects such dependence of advertising revenue to continue. The Company's current business model to generate revenues through the sale of advertising on the Internet is unproven. The Internet as an advertising medium has not been available for a sufficient period of time to gauge its effectiveness as compared with traditional advertising media. In addition, most of the Company's current advertising customers have limited or no experience using the Internet as an advertising medium, have not devoted a significant portion of their advertising expenditures to such advertising and may not find such advertising to be effective for promoting their products and services relative to advertising in traditional media. In addition, the Company's advertising revenues to date have been derived from a limited number of advertising customers. There can be no assurance that current advertisers will continue to purchase advertising space and services from the Company or that sufficient impressions will be achieved or available, or that the Company will be able to successfully attract additional advertisers. Furthermore, with the rapid growth of available inventory on the internet and the intense competition among sellers of advertising space it is difficult to project future levels of advertising revenues and pricing models that will be adopted by the industry or individual companies. Accordingly, there can be no assurance that the Company will be successful in generating significant future advertising revenues and failure to do so will have a material adverse effect on the Company's business, results of operations and financial condition.



8 INFOSEEK CORPORATION

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


Change in Strategic Relationships -- From March 1995 through March 1996, the Company's service was listed as the sole premier navigational service on the Netscape Web page accessible via the "Net Search" button. In March 1996, Infoseek entered into a new agreement with Netscape, which provides that Infoseek will be listed as a non-exclusive premier provider of navigational services on Netscape's Web page for the period April 10, 1996 to March 31, 1997. Currently, Netscape's Web page displays four additional premier providers. There can be no assurance that the Company will be able to maintain or increase its current level of traffic and any failure to do so could materially and adversely impact advertising revenues. In addition, the Company cannot anticipate the impact on Infoseek traffic of any changes Netscape may make to this service, to its Web page or its other services, or the effect on advertising revenues that may be generated from such traffic. Infoseek's agreement with Netscape provides for payments of up to an aggregate of $5,000,000 to Netscape over the term of the agreement. Furthermore, if traffic is decreased significantly as a result of these or other changes in the Netscape relationship and the Company is unable to develop alternative viable distribution channels, advertising revenues would be adversely affected, while the remaining $1,250,000 Netscape obligation would not be reduced, the result being that the Company's business, results of operations and financial condition would be materially and adversely affected. In March 1997, Infoseek renewed its agreement with Netscape under terms which extend the current contract through April 1997 and thereafter provide for Infoseek to be one of five premier providers displayed on Netscape's Web page for the period of May 1, 1997 through April 30, 1998. Infoseek's agreement with Netscape provides for payments of up to an aggregate of $12,500,000 to Netscape over the term of the agreement.

The Company's revenues are also dependent on it's relationship with NYNEX. In March 1996, the Company and NYNEX entered into a one year agreement, which provides for the Company's display of the BigYellow logo within Ultraseek. According to the terms of the agreement, NYNEX agreed to pay to the Company up to an aggregate of $4,600,000, in monthly payments, which amount will be decreased proportionately if the number of impressions of the BigYellow logo is below a specified number. NYNEX could extend the term of the agreement for additional one year periods, with the fee to be determined based upon Infoseek's then current advertising rate structure. In addition, NYNEX had the right to cancel or renegotiate the agreement based upon certain relative traffic volumes on the BigYellow and Infoseek Guide sites. In February 1997, the Company and Nynex amended this agreement to extend its term to June 1998 in exchange for a total of $6,000,000, in monthly payments ($2,500,000 of which was previously paid under the terms of the original agreement) subject to substantially the same terms and conditions as the original agreement, except for elimination of certain exclusivity and reimbursement provisions. There can be no assurance that the NYNEX arrangement will prove to be mutually beneficial or that it will be continued after its amended term.

Technological Changes and New Products and Services -- The market for Internet products and services is characterized by rapid technological change, changing customer needs, frequent new product introductions and evolving industry standards. These market characteristics are exacerbated by the emerging nature of this market and the fact that many companies are expected to introduce new Internet products and services in the near future. The Company's future success will depend on its ability to continually and on a timely basis introduce new products, services and technologies and to continue to improve the performance, features and reliability of the Company's products and services in response to both evolving demands of the marketplace and competitive product offerings.

There can be no assurance that any new or proposed product or service will attain market acceptance. Failure of the Company to successfully design, develop, test, market and introduce new and enhanced technologies and services, in particular, Ultraseek or any enhancements of the Company's current search technology, or the failure of the Company's recently introduced products and services to achieve market acceptance could have a material adverse effect upon the Company's business, operating results and financial condition. While the Company's Ultramatch technology is currently in beta testing and is expected to be commercially released in 1997, this technology, which is being developed by Aptex Software, is complex and subject to risks inherent in the development and deployment process. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction or marketing of new or enhanced technologies, products and services, or that the Company's new or recently introduced products and services will adequately meet the requirements of the marketplace and achieve significant market acceptance. Due to certain market characteristics, including technological change, changing customer needs, frequent new product and service introductions and evolving industry standards, timeliness of introduction of these new products and services is critical. Delays in the introduction of new products and services may result in customer dissatisfaction and may delay or cause a loss of advertising revenue. There can be no assurance that the Company will be successful in developing new products or services or improving existing products and services that respond to technological changes or evolving industry standards, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of new or improved products and services, or that its new products and services will adequately meet the requirements of the marketplace and achieve market acceptance. In addition, new or enhanced products and services introduced by the Company may contain undetected errors that require significant design modifications. This could result in a loss of customer confidence and user support, thus adversely affecting the use of the Company's products and services, which in turn would have a material adverse effect upon the Company's business, results of operations or financial condition. If the Company is unable to develop and introduce new or


                                                        INFOSEEK CORPORATION  9

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


improved products or services in a timely manner in response to changing market conditions or customer requirements, the Company's business, operating results and financial condition will be materially adversely affected.

Intense Competition -- The market for Internet products and services is highly competitive, with no substantial barriers to entry, and the Company expects that competition will continue to intensify. In addition, the market for the Company's products and services has only recently begun to develop, is rapidly evolving and is characterized by an increasing number of market entrants with competing products and services. The Company does not believe this market will support the increasing number of competitors and their products and services. Although the Company believes that the diverse segments of the Internet market may provide opportunities for more than one supplier of products and services similar to those of the Company, it is possible that a single supplier may dominate one or more market segments. Accordingly, any failure of the Company to provide product and service offerings that achieve success in the short-term could result in an insurmountable loss in market and brand acceptance, and could, therefore, have a material adverse and long-term effect upon the Company's business, results of operations and financial condition.

Capacity Constraints and System Failure -- A key element of the Company's strategy is to generate a high volume of traffic to its products and services. Accordingly, the performance of the Company's products and services is critical to the Company's reputation, its ability to attract advertisers to the Company's Web sites and market acceptance of these products and services. Any system failure that causes interruptions or that increases response time of the Company's products and services would result in less traffic to the Company's Web sites and, if sustained or repeated, would reduce the attractiveness of the Company's products and services to advertisers and customers. In addition, an increase in the volume of searches conducted through the Company's products and services could strain the capacity of the software, hardware or telecommunications lines deployed by the Company, which could lead to slower response time or system failures. The Company renewed its contract with Netscape pursuant to which the Company hopes to increase its presence as a Netscape premier provider. If the Company receives a greater share of Netscape traffic it is possible that the capacity of the Company's hardware or software could be exceeded and service interruptions or failures could occur. As the number of Web pages and users increase, there can be no assurance that the Company products, services and systems will be able to scale appropriately. The Company is also dependent upon Web browser companies and Internet and online service providers for access to its products and services, and users have experienced and may in the future experience difficulties due to system or software failures or incompatibilities not within the Company's control. The Company is also dependent on hardware suppliers for prompt delivery, installation and service of servers and other equipment and services used to provide its products and services. The Company has been working to establish a duplicate Infoseek Service site to be complete and functioning in 1997. The Company's current estimate of the timing of the completion of this duplicate service site is a forward-looking statement that involves risk and uncertainties. The actual timing of such completion and the capacity of the service provided could differ materially from that noted in this forward-looking statement as a result of certain factors, including hardware or software difficulties and the amount of traffic on Infoseek Service. As a result, there can be no assurance that a duplicate service site will be operational within the time frame stated above, or at all. In addition, any duplicate service site will create additional operational and management complexities, including the need for continual updating and maintenance of directory listings, possibly among geographically dispersed network servers. Any disruption in the Internet access and service provided by the Company or its service providers could have a material adverse effect upon the Company's business, results of operations and financial condition.


10 INFOSEEK CORPORATION

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

The process of managing advertising within large, high traffic Web sites such as the Company's is an increasingly important and complex task. The Company relies on internal advertising inventory management and analysis systems to provide enhanced internal reporting and customer feedback on advertising. To the extent that any extended failure of the Company's advertising management system results in incorrect advertising insertions, the Company may be exposed to "make good" obligations with its advertising customers, which, by displacing advertising inventory, could have a material adverse effect on the Company's business, results of operations and financial condition.

In addition, the Company's operation depends upon its ability to maintain and protect its computer systems located in Santa Clara, California. This system is vulnerable to damage from fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events. The Company does not currently have a disaster recovery plan in effect. Despite the implementation of network security measures by the Company, its servers are also vulnerable to computer viruses, break-ins and similar disruptive problems. Computer viruses, break-ins or other problems caused by third parties could lead to interruptions, delays in or cessation of service to users of the Company's products and services. The occurrence of any of these risks could have a material adverse effect on the Company's business, results of operations and financial condition.

Risks Associated with International Expansion--As part of its business strategy, the Company is seeking opportunities to expand its products and services into international markets. The Company believes that such expansion is important to the Company's ability to continue to grow and to market its products and services. In marketing its products and services internationally, however, the Company will face new competitors. In addition, the ability of the Company to enter the international markets will be dependent upon the Company's ability to create localized versions of its products and services. There can be no assurance that the Company will be successful in creating localized versions of its products and services or marketing of distributing its products abroad or that, if the Company is successful, its international revenues will be adequate to offset the expense of establishing and maintaining international operations. To date, the Company has limited experience in marketing and distributing its products internationally. In addition to the uncertainty as to the Company's ability to establish an international presence, there are certain difficulties and risks inherent in doing business on an international level, such as compliance with regulatory requirements and changes in these requirements, export restrictions, export controls relating to technology, tariffs and other trade barriers, protection of intellectual property rights, difficulties in staffing and managing international operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates and potentially adverse tax consequences. There can be no assurance that one or more of such factors will not have a material effect on any international operations established by the Company and, consequently, on the Company's business, operating results and financial condition.

Future Capital Needs; Uncertainty of Additional Financing--The Company currently anticipates that its cash, cash equivalents and short term investment balances, together with cash flows generated from advertising revenues, will be sufficient to meet its anticipated needs for working capital, capital expenditures and business expansion for at least the next 12 months. Thereafter, the Company may need to raise additional funds. The Company may need to raise additional funds sooner in order to fund more rapid expansion, to develop new or enhanced services or products, to respond to competitive pressures or to acquire complementary products, businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of the shareholders of the Company will be reduced, shareholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of the holders of the Company's Common Stock. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to fund its expansion, take advantage of unanticipated acquisition opportunities, develop or enhance services or products or respond to competitive pressures. Such inability could have a material adverse effect on the Company's business, results of operations and financial condition.


                                                         INFOSEEK CORPORATION 11

STATEMENTS OF OPERATIONS

                                                                      Years Ended December 31,
                                                                ---------------------------------
(In thousands, except per share amounts)                            1996        1995         1994
-------------------------------------------------------------------------------------------------
Revenues:
 Advertising                                                    $  14,951    $  849      $     --
 Subscription                                                         144       183            --
                                                                ---------------------------------
Total revenues                                                     15,095     1,032            --
Cost of revenues                                                    3,194       614            --
                                                                ---------------------------------
Gross profit                                                       11,901       418            --
Operating expenses:
 Research and development                                           4,550     1,175         1,063
 Sales and marketing                                               20,455     1,488            97
 General and administrative                                         4,177     1,148           360
                                                                ---------------------------------
Total operating expenses                                           29,182     3,811         1,520
                                                                ---------------------------------
Operating loss                                                    (17,281)   (3,393)       (1,520)
Interest income (expense):
 Interest income                                                    1,771       115            15
 Interest expense                                                    (428)      (18)           (5)
                                                                ---------------------------------
                                                                    1,343        97            10
Net loss                                                         $(15,938)  $(3,296)      $(1,510)
                                                                =================================
Net loss per share (Pro forma in 1995)                            $ (0.73)  $ (0.13)
                                                                =======================
Shares used in computing net loss per share (Pro forma in 1995)    21,737    25,863
                                                                =======================


See accompanying notes.


12 INFOSEEK CORPORATION

BALANCE SHEETS

                                                       Years Ended December 31,
                                                       -------------------------
(In thousands)                                         1996                 1995
--------------------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                              $ 3,786           $1,129
 Short-term investments                                  42,867              497
 Accounts receivable, less allowance for doubtful
  accounts of $350 in 1996 and $42 in 1995                2,428              499
 Other current assets                                       371              111
                                                        ------------------------
   Total current assets                                  49,452            2,236
Property and equipment:
 Computer and office equipment                            9,651            3,103
 Furniture and fixtures                                     307               85
 Leasehold improvements                                     108               22
                                                        ------------------------
                                                         10,066            3,210
 Less accumulated depreciation and amortization           2,479              398
                                                        ------------------------
 Net property and equipment                               7,587            2,812
Purchased technology, net of accumulated amortization        --               75
Deposits and other assets                                 1,293               --
                                                        ------------------------
   Total assets                                         $58,332           $5,123
                                                        ========================

Liabilities and Shareholders' Equity
Current liabilities:
 Accounts payable                                       $ 3,269           $1,223
 Accrued payroll and related expenses                     1,362               70
 Accrued royalties                                          311               36
 Other accrued liabilities                                  759              576
 Deferred revenue                                           760               --
 Short-term obligations                                     994              238
                                                        ------------------------
    Total current liabilities                             7,455            2,143
Long-term obligations                                     1,757              688
Maintenance fees due third parties                          135              150
Commitments
Shareholders' equity:
  Preferred stock, no par value:
  Authorized shares -- 5,000
  No shares issued and outstanding                           --               --
Convertible preferred stock, no par
 value:
    Authorized shares --  none in 1996, 27,890 in 1995
    Issued and outstanding shares -- none in 1996,
     15,580 in 1995                                          --            6,695
 Common stock, no par value:
  Authorized shares -- 60,000
  Issued and outstanding shares - 25,691 in 1996,
    4,000 in 1995                                        73,754            2,410
 Accumulated deficit                                    (20,771)          (4,833)
 Deferred compensation                                   (3,546)          (2,080)
 Notes receivable from shareholders                        (452)             (50)
                                                        ------------------------
    Total shareholders' equity                           48,985            2,142
                                                        ------------------------
    Total liabilities and shareholders' equity          $58,332           $5,123
                                                        ========================


See accompanying notes.

                                                         INFOSEEK CORPORATION 13

STATEMENTS OF SHAREHOLDERS' EQUITY (DEFICIT)


                                                                   Convertible
                                                                  Preferred Stock             Common Stock
(In thousands)                                               ----------------------     ----------------------      Accumulated
                                                                Shares      Amount         Shares      Amount         Deficit
                                                             -----------  ---------     -----------   --------      -----------
BALANCE AT DECEMBER 31, 1993                                    --       $     --            --       $     --       $    (27)
 Issuance of common stock to founders                           --             --         3,780             38             --
 Issuance of Series A convertible preferred
  stock for cash and conversion of note
  payable, net of issuance costs                             6,826            900            --             --             --
 Issuance of Series B convertible preferred
  stock for cash, net of issuance cost                       2,595          1,120            --             --             --
 Exercise of common stock options                               --             --             3             --             --
 Net loss                                                       --             --            --             --         (1,510)
                                                            ------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1994                                 9,421          2,020         3,783             38         (1,537)
 Issuance of Series A preferred stock for
  purchased technology                                         559            224            --             --             --
 Repurchase of common stock from founder                        --             --          (155)            (2)            --
 Issuance of Series C convertible preferred
  stock for cash, net of issuance costs                      5,600          4,430            --             --             --
 Issuance of warrants for shares of Series C
  convertible preferred stock                                   --             21            --             --             --
 Issuance of common stock to employee
  for note receivable                                           --             --           372             50             --
 Unearned compensation related to stock options                 --             --            --          2,124             --
 Amortization of unearned compensation
  related to stock options                                      --             --            --             --             --
 Fair value assigned to services provided by Netscape           --             --            --            200             --
 Net loss                                                       --             --            --             --         (3,296)
                                                            ------------------------------------------------------------------
BALANCE AT DECEMBER 31, 1995                                15,580          6,695         4,000          2,410         (4,833)
 Cancellation of Series A preferred stock
  issued for purchased technology                             (280)            --            --             --             --
 Unearned compensation related to stock options                 --             --            --          3,102             --
 Amortization of unearned compensation
  related to stock options                                      --             --            --             --             --
 Issuance of Series E convertible preferred
  stock for cash, net of issuance costs                      2,267         17,619            --             --             --
 Repurchases of common stock                                    --             --          (325)            (3)            --
 Issuance of common stock to officer                            --             --           375            300             --
 Issuance of common stock to officers
  for notes receivable                                          --             --           412            610             --
 Cancellation of note receivable and repurchase
  of shares                                                     --             --          (365)          (470)            --
 Payment on shareholders' notes receivable                      --                           --
 Conversion of preferred stock into common
  stock upon the initial public offering                   (17,567)       (24,314)       17,567         24,314             --
 Issuance of common stock in connection
  with initial public offering, net of
  issuance costs                                                --             --         3,973         43,485             --
 Exercise of common stock options                               --             --            54              6             --
 Net loss                                                       --             --            --             --        (15,938)
                                                            ------------------------------------------------------------------
Balance at December 31, 1996                                    --       $     --        25,691       $ 73,754       $(20,771)
                                                           ==================================================================




                                                                             Notes         Total
                                                                           Receivable   Shareholders'
                                                                Deferred      From         Equity
                                                              Compensation Shareholders   (Deficit)
                                                              ------------ ------------ -------------


BALANCE AT DECEMBER 31, 1993                                  $    --       $  --       $    (27)
 Issuance of common stock to founders                              --          --             38
 Issuance of Series A convertible preferred
  stock for cash and conversion of note
  payable, net of issuance costs                                   --          --            900
 Issuance of Series B convertible preferred
  stock for cash, net of issuance cost                             --          --          1,120
 Exercise of common stock options                                  --          --             --
 Net loss                                                          --          --         (1,510)
                                                              ---------------------------------------
BALANCE AT DECEMBER 31, 1994                                       --          --            521
 Issuance of Series A preferred stock for
  purchased technology                                             --          --            224
 Repurchase of common stock from founder                           --          --             (2)
 Issuance of Series C convertible preferred
  stock for cash, net of issuance costs                            --          --          4,430
 Issuance of warrants for shares of Series C
  convertible preferred stock                                      --          --             21
 Issuance of common stock to employee
  for note receivable                                              --         (50)            --
 Unearned compensation related to stock options                (2,124)         --             --
 Amortization of unearned compensation
  related to stock options                                         44          --             44
 Fair value assigned to services provided by Netscape              --          --            200
 Net loss                                                          --          --         (3,296)
                                                              ---------------------------------------
BALANCE AT DECEMBER 31, 1995                                   (2,080)        (50)         2,142
 Cancellation of Series A preferred stock
  issued for purchased technology                                  --          --             --
 Unearned compensation related to stock options                (3,102)         --             --
 Amortization of unearned compensation
  related to stock options                                      1,346          --          1,346
 Issuance of Series E convertible preferred
  stock for cash, net of issuance costs                            --          --         17,619
 Repurchases of common stock                                       --          --             (3)
 Issuance of common stock to officer                               --          --            300
 Issuance of common stock to officers
  for notes receivable                                             --        (610)            --
 Cancellation of note receivable and repurchase
  of shares                                                       290         180             --
 Payment on shareholders' notes receivable                         --          28             28
 Conversion of preferred stock into common
  stock upon the initial public offering                           --          --             --
 Issuance of common stock in connection
  with initial public offering, net of
  issuance costs                                                   --          --         43,485
 Exercise of common stock options                                  --          --              6
 Net loss                                                          --          --        (15,938)
                                                              ----------------------------------
BALANCE AT DECEMBER 31, 1996                                  $(3,546)      $(452)      $ 48,985
                                                              ==================================


See accompanying notes



14 INFOSEEK CORPORATION

STATEMENTS OF CASH FLOWS

                                                                                            Years Ended December 31,
                                                                                  -----------------------------------------------
(In thousands)                                                                    1996                1995                1994
---------------------------------------------------------------------------------------------------------------------------------
Operating activities
Net loss                                                                         $(15,938)         $(3,296)             $(1,510)
Adjustments to reconcile net loss to net cash used in operating activities:
         Depreciation and amortization                                              2,157              438                  109
         Amortization of unearned compensation related to stock options             1,347               44                   --
         Amortization of warrants issued in connection with term loan                  --               21                   --
         Fair value assigned to services provided by Netscape                          --              200                   --
Changes in operating assets and liabilities
         Accounts receivable                                                       (1,929)            (499)                  --
         Other current assets                                                        (260)             (92)                  51
         Accounts payable                                                           2,047            1,211                  (57)
         Accrued payroll and related expenses                                       1,291               67                    4
         Accrued royalties                                                            275               36                   --
         Other accrued liabilities                                                    182              462                  114
         Deferred revenue                                                             760               --                   --
         Maintenance fees due third parties                                           (15)             (60)                 210
                                                                                 ----------------------------------------------
Net cash used in operating activities                                             (10,083)          (1,468)              (1,079)
Investing activities
Purchase of available-for-sale investments                                        (92,966)          (2,483)                  --
Proceeds from sales of available-for-sale investments                              50,596            1,986                   --
Issuance of note receivable                                                          (600)              --                   --
Purchase of property and equipment                                                 (6,857)          (2,829)                (310)
                                                                                 ----------------------------------------------
Net cash used in investing activities                                             (49,827)          (3,326)                (310)
Financing activities
Term loan                                                                           2,573              967                   --
Repayments of term loan                                                              (748)             (40)                  --
Issuance of note payable                                                               --               --                  380
Payment of deposit on term loan                                                      (693)              --                   --
Repayment of note payable                                                              --               --                  (57)
Proceeds from sale of convertible preferred stock, net of issuance costs           17,619            4,430                1,420
Proceeds from sale of common stock, net of issuance costs                          43,785               --                   37
Proceeds from the exercise of stock options                                             6
Proceeds from repayment of notes receivable from shareholders                          28               --                   --
Repurchase of common stock                                                             (3)              (2)                  --
                                                                                 ----------------------------------------------
Net cash provided by financing activities                                          62,567            5,355                1,780
                                                                                 ----------------------------------------------
Net increase in cash and cash equivalents                                           2,657              561                  391
Cash and cash equivalents at beginning of period                                    1,129              568                  177
                                                                                 ----------------------------------------------
Cash and cash equivalents at end of period                                       $  3,786          $ 1,129              $   568
                                                                                 ==============================================

Supplemental schedule of noncash investing and financing activities
Unearned compensation related to stock options amounted to $3,102 and $2,124 for the years ended December 31, 1996 and 1995, respectively. Cash paid for interest expense amounted to $428 and $18 in 1996 and 1995, respectively.

See accompanying notes.

                                                        INFOSEEK CORPORATION  15

NOTES TO FINANCIAL STATEMENTS

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization Infoseek (the "Company") develops and provides branded, comprehensive Web-based navigational services that help users access and personalize the vast resources of the Internet. The Infoseek Service is a free service targeted at individual business and consumer users. The Company believes that the Infoseek Service goes beyond the functionality offered by other search engines and directory services, by aggregating and packaging the resources of the Internet to serve the unique and personal interests of each user and create a rich Internet experience. Infoseek's search engine is able to deliver high accuracy due to its sophisticated technology that is able to respond to "natural language" queries.

Cash, Cash Equivalents and Short-Term Investments Cash and Cash Equivalents -- The Company considers all highly liquid debt instruments which are purchased with a maturity of three months or less to be cash equivalents.

Short-Term Investments -- The Company accounts for investments in accordance with Financial Accounting Standards Board, Statement No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Management determines the appropriate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Company's short-term investments, which consist primarily of commercial paper and government agency notes with maturities of one year or less, are classified as available-for-sale, and as such, are carried at fair value with the unrealized gains and losses, net of tax, reported in a separate component of shareholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization, as well as any interest on the securities, is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities are included in interest income (expense). The cost of securities sold is based on the specific identification method. The Company had no investments in equity securities at December 31, 1996 and 1995.

Property and Equipment Property and equipment are carried at cost less accumulated depreciation. The Company depreciates property and equipment using the straight-line method over the estimated useful lives of three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the life of the related asset or the term of the lease.

Research and Development Research and development expenditures are generally charged to operations as incurred. Financial Accounting Standards Board, Statement No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed," requires the capitalization of certain software development costs subsequent to the establishment of technological feasibility. In the Company's case, capitalization would begin upon completion of a working model as the Company does not prepare detail program designs as part of the development process. As of December 31, 1996 and 1995, such capitalizable costs were insignificant.

Stock-Based Compensation The Company has elected to follow Accounting Principles Board Opinion No. 25 (APB 25), "Accounting of Stock Issued to Employees" and related interpretations, in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standards Board, Statement No. 123 (SFAS
123) "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, with the exception of certain options granted during 1996 and 1995 as discussed in Note 7, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Long-Lived Assets In 1995, the Financial Accounting Standards Board released the Statement No. 121 (SFAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. SFAS 121 has not had a material impact on the financial statements of the Company.



16 INFOSEEK CORPORATION

NOTES TO FINANCIAL STATEMENTS


Revenue Recognition The Company's advertising revenues are derived principally from short-term advertising contracts in which the Company guarantees a minimum number of impressions for a fixed fee. Advertising revenues are recognized ratably over the term of the contract provided that the monthly minimum impressions are met, the Company does not have any remaining significant obligations, and collection of the resulting receivable is probable. To the extent the minimum guaranteed impressions are not met, the Company defers recognition of the revenue until guaranteed impressions levels are met.

In March 1996 the Company entered into an agreement with NYNEX (a related party, see Note 11), which was subsequently amended, whereby the Company displays NYNEX's Big Yellow logo within Ultraseek. The agreement is for a total of $6,000,000 in monthly payments and runs through May 1998. The Company is recognizing revenue in connection with this agreement on a straight line basis over the term of the agreement.

Also included in advertising revenues is the exchange by the Company of advertising space on the Company's Web sites for reciprocal advertising space in other media publications or other Web sites or receipt of applicable goods and services. Revenues from these exchange transactions are recorded as advertising revenue at the estimated fair value of the goods and services received and are recognized when both the Company's advertisements and the reciprocal advertisements are run, or goods or services are received. Advertising revenues recognized under these trading activities were insignificant during all periods presented.

The Company has also derived revenues during 1996 and 1995 from fees related to a premium subscription service offered to business and professional users. Revenues from this service are recognized over the period the services are provided. During the third quarter of 1996, the Company discontinued this service.

Advertising Costs Advertising costs are recorded as an expense as incurred. Advertising costs amounted to $4,498,000 for the year ended December 31, 1996. There were no advertising costs for the years ended December 31, 1995 and 1994. The Company does not incur any significant direct response advertising costs.

Concentration of Credit Risk Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents, short-term investments, and trade receivables. The Company places its cash equivalents and short-term investments with high-quality financial institutions. Through December 31, 1996 the Company invested its excess cash in commercial paper. The Company operates in one business segment and sells advertising to various companies across several industries. The Company generally does not require collateral. The Company maintains allowances for credit losses, and such losses have been within management's expectations. For the year ended December 31, 1996, one customer (a related party, see Note 11) accounted for 13% of revenues. For the year ended December 31, 1995, another customer accounted for 13% of revenues.

Net Loss Per Share The 1996 net loss per share is computed using the weighted average number of shares of common stock outstanding. Pursuant to the Securities and Exchange Commission Staff Accounting Bulletins, convertible preferred stock, redeemable convertible preferred stock, common stock and common equivalent shares (options and warrants) issued by the Company at prices below the assumed public offering price during the twelve-month period prior to the offering have been included in the calculation through March 31, 1996 as if they were outstanding for all periods presented regardless of whether they are antidilutive (using the treasury


                                                         INFOSEEK CORPORATION 17

NOTES TO FINANCIAL STATEMENTS


stock method at the public offering price). Net loss per share calculated on this basis for the years ended December 31, 1995 and 1994 was ($0.20) and ($0.10) based upon 16,163,000 and 15,791,000 shares, respectively. Net loss for the year ended December 31, 1994 has not been presented in the accompanying statements of operations pursuant to Securities and Exchange Commission guidelines.

Pro forma and supplemental net loss per share   Pro forma net loss per share for
the year ended December 31, 1995 has been computed as described above and also gives effect, even if antidilutive, to common equivalent shares from preferred stock that automatically converted upon the closing of the Company's initial public offering (using the as-if-converted method). Supplemental net loss per share would have been $0.63 for the year ended December 31, 1996, assuming the convertible preferred stock was converted at the beginning of the second quarter.

Use of Estimates in the Preparation of Financial Statements   The preparation of
financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenue and expenses during the reporting period. Actual results inevitably will differ from those estimates, and such differences may be material to the financial statements.

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange.


                                                          At December 31, 1996
Cash equivalents and                      -------------------------------------------------
short-term investments (In thousands)                    Gross          Gross
                                           Amortized   Unrealized     Unrealized    Estimated
                                             Cost         Gains        Losses      Fair Value
                                           --------------------------------------------------

Commercial paper                            $27,588       $  --        $  --        $ 27,588
Government agency notes                      15,279          --           --          15,279
Money market fund                             1,947          --           --           1,947
                                           --------------------------------------------------
Total                                       $44,814       $  --        $  --        $ 44,814
                                           ==================================================



Cash equivalents and short-term investments at December 31, 1995 consisted primarily of money market funds and treasury bills. At December 31, 1995, the fair market value of cash equivalents and short-term investments approximated cost. Realized gains and losses were insignificant during all periods presented.


3.  PURCHASED TECHNOLOGY

The Company exchanged 559,000 shares of its Series A convertible preferred stock to license certain technology from ACSIOM under an amended July 1994 Software Development and Licensing Master Agreement ("ACSIOM Agreement"). In March 1996, 280,000 shares of the previously issued Series A convertible preferred stock were cancelled under terms contained in the ACSIOM Agreement. The value assigned to the Series A convertible preferred stock of $224,000 was amortized over 18 months ending June 30, 1996. Amortization expense for the year ended December 31, 1996 and 1995 was $75,000 and $149,000, respectively.


18 INFOSEEK CORPORATION

NOTES TO FINANCIAL STATEMENTS


4. OBLIGATIONS

In 1995 and 1996, the Company entered into term loan agreements with a lending institution under which the Company borrowed approximately $3,540,000 to finance the purchase of equipment. Borrowings made under the agreement are due over 37 months, bear interest which ranges from 15.80% to 16.39%, and are secured by certain assets of the Company. In connection with the 1996 loan agreement, the Company paid a cash deposit of $693,000 to the lending institution.

Maturities under these agreements as of December 31, 1996 are as follows:

                                                                 December 31,
(In thousands)                                                       1996
----------------------------------------------------------------------------
1997                                                                  $  994
1998                                                                   1,270
1999                                                                     487
                                                                     -------
                                                                      $2,751
                                                                     =======



5.  COMMITMENTS

The Company leases its facilities under operating lease agreements which expire at various dates through 2004. Total rent expense for the years ended December 31, 1996, 1995 and 1994 was $379,000, $86,000 and $50,000, respectively. Minimum future rental commitments under these leases as of December 31, 1996 are as follows:

                                                                  December 31,
(In thousands)                                                        1996
---------------------------------------------------------------------------
1997                                                                 $  543
1998                                                                    469
1999                                                                    260
2000                                                                    196
2001                                                                    143
Thereafter                                                               74
                                                                     ------
                                                                     $1,685
                                                                     ======


Historically, a large portion of the Company's traffic was derived through the Web page of Netscape Communications Corporation ("Netscape"). In March 1996, Infoseek entered into an agreement with Netscape, which provides that Infoseek will be listed as a Premier Provider on Netscape's Web page for the period from April 10, 1996 to March 31, 1997. This agreement with Netscape provides for payments of up to an aggregate of $5,000,000 to Netscape over the course of the term of the agreement. The payments to Netscape are being recognized ratably over the term of the agreement. At December 31, 1996, the Company has a $1,250,000 commitment remaining in connection with this agreement. In March 1997, Infoseek renewed its agreement with Netscape under terms which extend the current contract through April 1997 and thereafter provide for Infoseek to be one of five premier providers displayed on Netscape's Web page for the period of May 1, 1997 through April 30, 1998. Infoseek's agreement with Netscape provides for payments of up to an aggregate of $12,500,000 to Netscape over the term of the agreement. See Note 12.


                                                        INFOSEEK CORPORATION  19

NOTES TO FINANCIAL STATEMENTS


6.  SHAREHOLDERS' EQUITY

Convertible Preferred Stock Through May of 1996 the Company issued Series A through E convertible preferred stock. A portion of the Series E convertible preferred stock was redeemable at the request of the holder. On June 11, 1996 the Company completed its initial public offering and at that time all outstanding shares of convertible preferred stock were converted into common stock on a one-for-one basis.

Preferred Stock On May 15, 1996, the Board of Directors authorized 5,000,000 shares of undesignated preferred stock. In connection with this action, the Board has the authority to issue in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, without further vote or action by the shareholders. No such shares have been issued to date.

Common Stock On May 15, 1996, the Company's Shareholders approved a 3-for-4 reverse stock split of the Company's preferred and common stock. All outstanding preferred, common and common equivalent shares in the accompanying financial statements have been retroactively adjusted to give effect to this reverse stock split. At the same time, the Board of Directors approved the increase of authorized common stock to 60,000,000 shares.

Founders' Common Stock The Company has the right, at any time within sixty days after termination of a founder's employment or service, to repurchase certain common shares at the price per share paid by the founder. The Company's right to repurchase lapses with respect to 25% of the total number of shares held by the founder, commencing twelve months after purchase, and in monthly increments of 2.08% of the total number of shares thereafter. There were 1,101,000 and 1,629,000 common shares subject to repurchase by the Company at December 31, 1996 and 1995, respectively.

Shareholders' Notes Receivable During 1996 and 1995, the Company entered into agreements with certain officers and an employee to sell 412,000 and 372,000 shares, respectively, of the Company's common stock in exchange for full recourse promissory notes. The shares are subject to repurchase by the Company, and such repurchase options lapse in monthly increments of 2.08% of the total number of shares purchased. At December 31, 1996 and 1995, there were 504,000 and 372,000 common shares, respectively, subject to repurchase by the Company.

Warrants During 1995, in connection with an equipment financing transaction, the Company issued warrants to purchase 100,000 shares of Series C convertible preferred stock at an exercise price of $0.80 per share. These warrants are exercisable at any time through October 2000. As of December 31, 1996, no warrants had been exercised. The Company has recorded an insignificant amount of additional interest expense using the minimum value method to determine the value of the warrant.

Common Stock Reserved For Future Issuance Shares of common stock reserved for future issuance are as follows:


                                                                  December 31,
(In thousands)                                                        1996
--------------------------------------------------------------------------
Convertible preferred stock                                           5,000
Warrants                                                                100
Stock option plan                                                       655
                                                                      -----
                                                                      5,755
                                                                      =====


20  INFOSEEK CORPORATION

NOTES TO FINANCIAL STATEMENTS


7.  STOCK OPTION/STOCK ISSUANCE PLAN

The Company's Stock Option Plan (the "Predecessor Plan") provides for the grant of incentive stock options and non statutory stock options to employees and consultants of the Company at prices ranging from 85% to 110% (depending on the type of grant) of the fair market value of the common stock on the date of grant as determined by the Board of Directors.

        In April 1996, the Board of Directors adopted the 1996 Stock Option/Stock Issuance Plan (the "1996 Plan") which was approved by the Company's shareholders on May 15, 1996. The 1996 Plan is intended to serve as the successor equity incentive stock issuance program to the Predecessor Plan. Under the 1996 Plan, 5,625,000 shares of common stock have been authorized for issuance. In February 1997, the Board of Directors, subject to shareholders' approval, approved an increase of 1,600,000 shares to the 1996 Plan. This share reserve consists of (i) the shares which remained available for issuance under the Predecessor Plan, including the shares subject to outstanding options thereunder and the shares otherwise available for future grant, plus (ii) an additional increase. The 1996 Plan is divided into three separate components: the Discretionary Option Grant Program under which eligible individuals may be granted options to purchase shares of common stock at an exercise price of not less than 85% of their fair market value on the grant date, the Stock Issuance Program under which eligible individuals may be issued shares of common stock directly through the purchase of such shares at a price of not less than 85% of their fair market value at the time of issuance or as a bonus tied to the performance of services and the Automatic Option Grant Program under which option grants will automatically be made at periodic intervals to eligible non employee Board members to purchase shares of common stock at an exercise price equal to 100% of their fair market value on the grant date.

The vesting and exercise provisions of the option grants are determined by the Board of Directors. Options generally vest and become exercisable as to 25% of the shares one year from the date of grant and the balance in monthly increments over the subsequent three years of service. Options expire no later than seven years from the date of grant. Options for the purchase of 845,000 and 155,000 shares were exercisable as of December 31, 1996 and 1995, respectively.

The Company has elected to follow APB 25 and related Interpretation in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under SFAS 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing stock options. Under APB 25, because the exercise price of the Company's stock option equals the market price of the underlying stock on the date of grant, no compensation expense, other than deferred compensation, see discussion below, is recognized.

During 1996 and 1995, the Company recorded aggregate deferred compensation of $5,226,000 representing the difference between the grant price and the deemed fair value of the Company's common stock granted during those periods. The amortization of deferred compensation is being charged to operations and is being amortized over the vesting period of the options, which is typically four years. For 1996 and 1995, the amortized expenses were $1,346,000 and $44,000, respectively.

Pro forma information regarding net loss and loss per share is required by SFAS 123, which also requires that the information be determined as if the Company has accounted for its employee stock options granted subsequent to December 31, 1994 under the fair value method of this statement. The fair value for options granted subsequent to the Company's initial public offering in June 1996 were estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted average assumptions: risk-free interest rate ranging from 5.18% to 6.58% in 1996 and 5.34% to 7.03% in 1995; a dividend yield of 0.0%; a volatility factor of the expected market price of the Company's common stock of .80; and a weighted-average expected life of the option of five years for officers and four years for non officers. The fair value for options granted prior to the Company's initial public offering in June 1996 were estimated at the date of grant using the minimum value method and have a volatility factor of zero.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option models require the input of highly subjective assumptions including the


                                                        INFOSEEK CORPORATION 21

NOTES TO FINANCIAL STATEMENTS

expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Had compensation cost for the Company's stock-based compensation plans been determined based on the fair value at the grant dates for awards under those plans consistent with the method of SFAS 123, the Company's net loss and loss per share would have been increased to the pro forma amounts indicated below:

(In thousands, except per share data)                    1996       1995
-------------------------------------------------------------------------
Pro forma net loss                                     $17,328     $3,442
Pro forma loss per share                               $  0.80     $ 0.13

Because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1999.

A summary of the Company's stock option activity and related information for the years ended December 31 is as follows:

                                                      1996                               1995                           1994
                                          -------------------------------------     ------------------------      ----------------
                                                     Weighted-Average               Weighted-Average              Weighted-Average
(In thousands, except per share data)     Options     Exercise Price     Options     Exercise Price   Options      Exercise Price
----------------------------------------------------------------------------------------------------------------------------------
Outstanding - beginning of year            3,074           $0.13           165           $0.07           --           $    --
  Granted                                  2,851           $3.98         3,438           $0.13          186           $   0.06
  Exercised                                  (54)          $0.11            --              --           --                --
  Canceled                                  (957)          $1.51          (529)          $0.11          (20)          $   0.03
Outstanding - end of year                  4,914           $2.10         3,074           $0.13          165           $   0.07
Exercisable at end of year                   845           $0.35           155           $0.13
Weighted-average fair value of
  options granted during the year                          $3.79                         $0.40
                                                           -----------------------------------------------------------------------

Outstanding and Exercisable By Price Range as of December 31, 1996:
(In thousands, except per share data)

                                 Options Outstanding                                          Options Exercisable
-----------------------------------------------------------------------   --------------------------------------------------------
                                                        Weighted Average
                                                          Remaining                            Number
                              Number Outstanding         Contractual      Weighted Average     Exercisable as of   Weighted Average
Range of Exercise Prices   as of December 31, 1996           Life          Exercise Price      December 31, 1996    Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------
   $0.000  -  1.000                   3,051                  5.9                $ 0.19                 757               $0.14
   $1.001  -  3.000                     528                  6.1                $ 1.33                  62               $1.33
   $3.001  -  5.000                     529                  6.2                $ 4.00                  26               $4.00
   $ 5.00  - 10.000                     754                  6.6                $ 8.45                  --                  --
   $10.001 - 15.000                      52                  6.8                $10.13                  --                  --
                                      ---------------------------------------------------------------------------------------------
                                      4,914                  6.0                $ 2.10                 845               $0.35
                                      ---------------------------------------------------------------------------------------------

22 INFOSEEK CORPORATION

NOTES TO FINANCIAL STATEMENTS

8. EMPLOYEE STOCK PURCHASE PLAN

In April 1996, the Board of Directors adopted the 1996 Employee Stock Purchase Plan (the "Purchase Plan"), which is designed to allow eligible employees of the Company to purchase shares of common stock at semiannual intervals through their periodic payroll deductions. The Company's shareholders approved the Purchase Plan on May 15, 1996. An aggregate of 187,500 shares of common stock has been reserved for the Purchase Plan. The Purchase Plan will be implemented in a series of successive offering periods, each with a maximum duration of 24 months. Eligible employees can have up to 10% (up to a maximum of 1,000 shares per year) of their base salary deducted that is to be used to purchase shares of the common stock on specific dates determined by the Board of Directors. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the specified purchase date. The Company does not recognize compensation cost related to employee purchase rights under the Plan. To comply with the pro forma reporting requirements of SFAS 123, compensation cost is estimated for the fair value of the employees' purchase right using the Black-Scholes model with the following assumptions (incorporated in the pro forma information provided in Note 7) for those rights granted in 1996: a risk free interest rate of 5.0%; dividend yield of 0.0%; expected volatility factor of .80; an expected life of two years.

INCOME TAXES

Due to the Company's loss position, there was no provision for income taxes for any period presented.

As of December 31, 1996, the Company has federal and state net operating loss carry forwards of approximately $20,200,000 and $7,100,000, respectively. The federal net operating loss carry forwards will expire in the years 2009 through 2011, and the state net operating loss carry forwards will expire in the years 1999 through 2001. The Company has federal and state research and experimentation credits of approximately $100,000 each, that will expire in the years 2009 through 2011. Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Deferred taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred taxes consisted of the following at:

                                                         December 31,
                                                --------------------------
(In thousands)                                      1996             1995
--------------------------------------------------------------------------
Deferred tax assets:
 Net operating losses                            $ 7,500           $ 1,382
 Research credit carry forwards                      200                42
 Accrued royalties                                    60                83
 Other individually immaterial items                 340               184
                                                 -------           -------
Total deferred tax assets                          8,100             1,691
 Valuation allowance                              (8,100)           (1,691)
                                                 -------           -------
Total net deferred tax assets                    $    --           $    --
                                                 =======           =======

The change in the valuation allowance was a net increase of approximately $1,030,000 for the year ended December 31, 1995.

                                                       INFOSEEK CORPORATION  23

NOTES TO FINANCIAL STATEMENTS

10. EMPLOYEE BENEFIT PLAN

In January 1996, the Company adopted a plan to provide retirement and incidental benefits for its eligible employees, known as the Infoseek Corporation 401(k) Plan. As allowed under Section 401(k) of the Internal Revenue Code, the plan provides tax-deferred salary deductions for eligible employees. Participants in the Plan may make salary deferrals of up to 20% of their annual salary, limited by the maximum dollar amount allowed by the Internal Revenue Code. The Company, at its discretion, may elect to make contributions to the Plan on behalf of its eligible participants. The Company has made no such contributions to date.

11. RELATED PARTY TRANSACTIONS

NYNEX, with a representative on the Company's Board of Directors and ownership of a substantial amount of the outstanding common stock of the Company is considered a related party. In March 1996, the Company and NYNEX entered into a one-year agreement, which provides for the Company's display of the BigYellow logo, within Ultraseek. According to the terms of the agreement, NYNEX agreed to pay to the Company up to an aggregate of $4,600,000, in monthly payments. The Company recognized revenue of $1,882,000 in connection with this agreement during the year ended December 31, 1996. Amounts receivable from and payable to such related party were immaterial at December 31, 1996 and 1995. See Note 12.

12. SUBSEQUENT EVENTS

In February of 1997, the Company signed a lease agreement for a 48,000 square feet facility. In connection with this agreement the Company must take an additional 13,500 square feet after the first six months and has an option to add additional space up to a total of 93,000 square feet at this facility. This facility will be the corporate headquarters and will allow the Company to consolidate all current corporate facilities into one location. Minimum future rental commitments under this lease are $768,000 in 1997 and $1,152,000 per year through 2002.

In February of 1997, the Company has signed an amendment with NYNEX extending the term of the original agreement through June 1998 in exchange for an additional $1,400,000 for a total of up to $6,000,000, in monthly payments, subject to substantially the same terms and conditions as the original agreement, except for elimination of certain exclusivity and reimbursement provisions.

In March 1997, the Company and Hoover's, Inc. ("Hoover's") entered into a strategic agreement which integrates Hoover's Company Information Service and the Infoseek Service. As part of this relationship, the Company made an equity investment of $750,000 in Hoover's and received warrants for an equal amount of Hoover's common stock. The Company has also agreed to make available to Hoover's a revolving credit loan of up to $250,000. Beginning in March 1997 the Company will be the exclusive advertising provider to Hoover's advertising- and subscriber-supported Web sites, including Hoover's Online, IPO Central and Cyberstocks and is required to pay certain monthly minimums to Hoover's during the term of the contract. In addition, Infoseek will represent advertising sales on the Hoover's Business Resource site provided through America Online.

In March 1997 Infoseek and Cable News Network ("CNN") formed a partnership to feature the Infoseek Service exclusively on CNN's three Web sites -- CNN Interactive, CNNfn Interactive and AllPolitics -- giving users the ability to search instantly within CNN's sites or the entire Web for additional information related to a news story. Under the terms of the agreement, which requires certain minimum payments over the one year term, an Infoseek button will be prominently featured on all pages of each of CNN's sites. In addition, most CNN news stories will include an option to instantly search the Internet, using the Infoseek Service, for information

24 INFOSEEK CORPORATION

NOTES TO FINANCIAL STATEMENTS

related to the article's subject. As part of the agreement, CNN will also use Infoseek's search technology within the CNN sites to allow users to search CNN Interactive, CNNfn Interactive and AllPolitics, and future CNN and Turner Entertainment Web sites will also feature Infoseek's search and navigation services.

In March 1997, Infoseek renewed its agreement with Netscape under terms which extend the current contract through April 1997 and thereafter provides for Infoseek to be one of five premier providers displayed on Netscape's Web page for the period of May 1, 1997 through April 30, 1998. Infoseek's agreement with Netscape provides for payments of up to an aggregate of $12,500,000 to Netscape over the term of the agreement.

In March 1997, the Company entered into a four year, $5,000,000 equipment term facility. The loan will bear interest at the bank's prime rate plus 0.25%. Under the terms of the agreement, the Company grants a first priority security interest in all assets of the company and must maintain certain financial covenants including maintaining minimum tangible net worth and others based on monthly cash equivalence balances. Interest only payments will be made during the first 12 months and borrowings and interest will be repaid on a straight-line basis over 36 months beginning in month 13 of the facility.

13. QUARTERLY FINANCIAL DATA (UNAUDITED)

(In thousands)                                              Three months ended
                                 ------------------------------------------------------------------
                                 March 31, 1996     June 30, 1996   Sept. 30, 1996    Dec. 31, 1996
---------------------------------------------------------------------------------------------------
Total revenues                       $ 1,731          $ 3,286          $ 4,007          $ 6,071
Cost of revenues                         690              729              827              948
                                     --------------------------------------------------------------
Gross profit                           1,041            2,557            3,180            5,123
Operating expenses:
 Research and development                934              950            1,218            1,448
 Sales and marketing                   2,757            5,566            5,219            6,913
 General and administrative              860              919            1,091            1,307
                                     --------------------------------------------------------------
Total operating expenses             $ 4,551          $ 7,435          $ 7,528          $ 9,668
Operating loss                        (3,510)          (4,878)          (4,348)          (4,545)
Net interest income                      (58)             155              652              594
                                     --------------------------------------------------------------
Net loss                             $(3,568)         $(4,723)         $(3,696)         $(3,951)
                                     ==============================================================


                                                          Three months ended
                                 ------------------------------------------------------------------
                                 March 31, 1995     June 30, 1995   Sept. 30, 1995    Dec. 31, 1995
---------------------------------------------------------------------------------------------------
Total revenues                       $     5          $    54          $   278          $   695
Cost of revenues                          79              112              179              244
                                     --------------------------------------------------------------
Gross profit                         $   (74)         $   (58)         $    99          $   451
Operating expenses:
 Research and development                177              195              238              565
 Sales and marketing                      77              244              387              780
 General and administrative               98              155              186              709
                                     --------------------------------------------------------------
Total operating expenses             $   352          $   594          $   811          $ 2,054
                                     --------------------------------------------------------------
Operating loss                          (426)            (652)            (712)          (1,603)
Net interest income                        4               31               45               17
                                     --------------------------------------------------------------
Net loss                             $  (422)         $  (621)         $  (667)         $(1,586)
                                     ==============================================================







                                                       INFOSEEK CORPORATION 25

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
Infoseek Corporation

We have audited the accompanying balance sheets of Infoseek Corporation as of December 31, 1996 and 1995, and the related statements of operations, shareholders' equity (deficit), and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Infoseek Corporation at December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

San Jose, California                                       ERNST & YOUNG LLP
January 28, 1997, except for Note 12 as to which the date is March 31, 1997

26 INFOSEEK CORPORATION

CORPORATE DATA

STOCK SYMBOL

SEEK

STOCK MARKET

The Company's stock trades on the NASDAQ

STOCK TRADING

The following table sets forth the high and low sales prices since the Company's initial public offering on June 11, 1996 for each quarter shown, as well as the closing sales prices on the last trading day of each such quarter. In addition, the table shows the average daily trading volume for each quarter listed.

                                                                   Shares
1996                                     High     Low     Close    in thousands
-------------------------------------------------------------------------------
2nd Quarter Ended June 30                16.50    8.88    10       84
3rd Quarter Ended Sept. 30               10.00    5.25     9.13    72
4th Quarter Ended Dec. 31                11.50    7.38     7.75    56
===============================================================================

                                                         INFOSEEK CORPORATION 27